EXHIBIT 99.2

CERTIFICATION

I, J. Richard Bird, certify that:

1.                               I have reviewed this report on Form 40-F/A of Enbridge Inc.; and

2.                               Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date:               May 6, 2014

/s/ J. Richard Bird
J. Richard Bird
Executive Vice President, Chief Financial Officer
& Corporate Development